For Immediate Release

August 30, 2006

MAG Silver Announces Peñoles Land Purchase at

Juanicipio / Valdecañas

Vancouver, B.C…. MAG Silver Corp (TSXV: MAG) and Industrias Peñoles S.A. de C.V.  announce that Peñoles has purchased surface rights within the Juanicipio Joint Venture centered on the Valdecañas Vein discovery announced in January 2006 (See press release dated January 23, 2006).

In an agreement with the land owners Peñoles will pay MP$ 15,862,500 (US$ 1,469,648) for the surface rights. This payment will be applied to Peñoles’ earn in expenditure as per the joint venture agreement with MAG.

Combined with exploration expenditures to date Peñoles will have completed approximately $US 2,457,000 of their $US 5,000,000 required expenditure to earn a 56% interest in the Juanicipio property. MAG will retain a 44% interest in Juanicipio.

Definition drilling of the Valdecañas vein has begun (see press release dated August 15, 2006).

About Peñoles (www.penoles.com)

Industrias Peñoles, S.A. de C.V. and its subsidiaries make up one of Mexico’s largest industrial conglomerates. Since its founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Peñoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Peñoles’ productive operations are currently located in Mexico, where it operates the world’s richest silver mine (Fresnillo), the world’s fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Peñoles the world’s largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

About MAG Silver Corporation (www.magsilver.com)

MAG Silver is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry.  MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On Behalf of the Board

of MAG Silver Corp

“Dan MacInnis”

President and CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Industrias Peñoles S.A. de C.V. Contact Emilio Fandiño, Investor Relations
Website: Phone:	www.penoles.com.mx 52 (55) 5279 3250	Email: Fax:	Emilio_Fandino@penoles.com.mx 52 (55) 5279 3217

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.